FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of September 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.           An announcement regarding changes in members of the board of directors and supervisory committee of Huaneng Power International, Inc. (the “Registrant”);
2.           An announcement regarding resolutions passed at 2014 second extraordinary general meeting of the Registrant; and
3.           An announcement regarding list of directors and their role and function of the Registrant;

Each made by the Registrant on September 19, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Stock Code: 902)

CHANGES IN MEMBERS OF THE BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE

Reference is made to the announcement dated 19 September 2014 published by Huaneng Power International, Inc. (the “Company”), announcing that certain candidates have been elected or re- elected as members of the Eighth Session Board of Directors of the Company and the Eighth Session of the Supervisory Committee of the Company.

Commencing from 18 September 2014,

(1)
Mr. Huang Long, the Vice Chairman of the Seventh Session of the Board of Directors of the Company and the chairman of the Strategy Committee, Mr. Shan Qunying, a director of the Seventh Session of the Board of Directors and a member of the Nomination Committee, Mr. Xie Rongxing, a director of the Seventh Session of the Board of Directors and a member of the Nomination Committee, Mr. Shao Shiwei, an independent director of the Seventh Session of the Board of Directors, a member of each of the Strategy Committee, Audit Committee, Remuneration and Appraisal Committee and chairman of Nomination Committee, and Mr. Wu Liansheng, an independent director of the Seventh Session of the Board of Directors, the chairman of the Audit Committee and a member of each the Remuneration and Appraisal Committee and Nomination Committee, will resign from the position of the director and relevant committee(s) under the Board of Directors of the Company;

(2)	Mr. Cao Peixi, Mr. Liu Guoyue and Mr. Fan Xiaxia have been re-elected as the executive directors of the Eighth Session of the Board of Directors of the Company;

(3)
Mr. Guo Junming, Mr. Li Shiqi, Mr. Huang Jian, Mr. Mi Dabin, Mr. Guo Hongbo, Mr. Xu Zujian and Ms. Li Song have been elected or re-elected as non-executive directors of the Eighth Session of the Board of Directors of the Company;

(4)
Mr. Li Zhensheng, Mr. Qi Yudong, Mr. Zhang Shouwen, Mr. Yue Heng and Ms. Zhang Lizi have been elected or re-elected as the independent non-executive directors of the Eighth Session of the Board of Directors of the Company; and

(5)
Mr. Ye Xiangdong, Mr. Mu Xuan, Ms. Zhang Mengjiao and Mr. Gu Jianguo (please refer to the Company’s announcement dated 30 July 2014 for details of the employee representative supervisors of the Eighth Session of the Supervisory Committee of the Company) have been elected or re-elected as supervisors of the Eighth Session of the Supervisory Committee of the Company.

Pursuant to the First Meeting of the Eighth Session of the Board of Directors of the Company convened on 18 September 2014, the following resolutions were passed unanimously at the meeting:

1.	Proposal regarding the election of the Chairman and Vice Chairman of the Eighth Session of the Board of Directors of the Company

That Mr. Cao Peixi has been elected as the Chairman of the Eighth Session of the Board of Directors of the Company;

That Mr. Guo Junming has been elected as the Vice Chairman of the Eighth Session of the Board of Directors of the Company.

2.
Proposal regarding the election of the chairman and members of each of the Strategy Committee, Audit Committee, Nomination Committee and Remuneration and Appraisal Committee of the Eighth Session of the Board of Directors of the Company

The composition of each specialized committees is as follows:

Strategy Committee:
	Chairman:	Liu Guoyue
	Members:	Li Shiqi, Huang Jian, Fan Xiaxia, Li Zhensheng and Zhang Lizi

Audit Committee:
	Chairman:	Yue Heng
	Members:	Li Zhensheng, Qi Yudong, Zhang Shouwen and Zhang Lizi

Nomination Committee:
	Chairman:	Li Zhensheng
	Members:	Fan Xiaxia, Mi Dabin, Li Song, Qi Yudong, Zhang Shouwen and Yue Heng

Remineration and Appraisal Committee:
	Chairman:	Qi Yudong
	Members:	Liu Guoyue, Guo Hongbo, Xu Zujian, Li Zhensheng, Yue Heng and Zhang Lizi

3.	Proposal regarding the confirmation of the financial expertise in the Audit Committee

It was resolved that Mr. Qi Yudong and Mr. Yue Heng are the financial expertise in the Audit Committee.

In addition, according to the First Meeting of the Eighth Session of the Supervisory Committee of the Company held on 18 September 2014, the resolution regarding the election of the Chairman and Vice Chairman of the Eighth Session of the Supervisory Committee of the Company was unanimously resolved.

That Mr. Ye Xiangdong was appointed as the Chairman of the Eighth Session of the Supervisory Committee of the Company;

That Mr. Mu Xuan was appointed as the Vice Chairman of the Eighth Session of the Supervisory Committee of the Company.

By Order of the Board
Huaneng Power International, Inc
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zhang Lizi
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
19 September 2014

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

RESOLUTIONS PASSED AT
2014 SECOND EXTRAORDINARY GENERAL MEETING

This announcement sets out the resolutions passed at the EGM convened on 18 September 2014

Reference is made to the notice of meeting of 2014 second extraordinary general meeting (the “EGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 1 August 2014 and the supplemental notice of EGM dated 2 September 2014.

The EGM was held at 9:00 a.m. on 18 September 2014 at Huangeng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China. The convening of the Meeting was in compliance with the Company Law of the PRC and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. Due to other business, Mr. Cao Peixi (Chairman of the Company) and Mr. Huang Long (Vice Chairman) had not been able to preside over the Meeting. Having obtained the nomination from more than one half of the Directors, Mr. Liu Guoyue (Director), presided over the EGM as the chairman of the Meeting. Relevant members of the board of directors of the Company, Supervisors, Company Secretary and management of the Company attended the Meeting.

As at the record date (i.e. 29 August 2014), there were totally 14,055,383,440 shares of the Company entitled to attend the EGM to vote for or against the resolutions tabled thereat. A total of 41 Shareholders and their proxies, representing 11,087,884,387 Shares of the Company (representing 78.89% of the total 14,055,383,440 shares having voting rights of the Company), attended the EGM in person, the details of which are set out below:

Number of Shareholders and proxies who attended the EGM (person(s))		31
Of which:	A Shares	28
	H Shares	3
Total number of Shares carrying voting rights held by Shareholders and proxies who attended the EGM (share)		11,075,649,376
Of which:	A Shares	8,991,626,895
	H Shares	2,084,022,481
Percentage of the total number of Shares held by Shareholders and proxies who attended the EGM relative to the total number of Shares carrying voting rights of the Company (%)		78.80%
Of which:	A Shares	63.97%
	H Shares	14.83%
Number of Shareholders who voted through internet (person(s))		10
Total number of Shares carrying voting rights held by Shareholders		12,235,011
Percentage of the total number of Shares held by Shareholders relative to the total number of Shares carrying voting rights of the Company (%)		0.09%

No shareholders holding the shares in the Company were required to abstain from voting on the resolutions tabled at the EGM according to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). The Company was not aware of any parties indicating their intention to vote against any resolutions proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the Hong Kong Listing Rules.

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer at the EGM for the purpose of vote-taking.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of poll to approve the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the proposal on election of new session of the Board of Directors of the Company

	1.1	To consider and approve the re-appointment of Mr. Cao Peixi as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

11,021,741,147 shares, representing approximately 99.411820% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 64,367,706 shares voted against.

	1.2	To consider and approve the appointment of Mr. Guo Junming as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

11,005,485,631 shares, representing approximately 99.256858% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 81,555,222 shares voted against.

	1.3	To consider and approve the re-appointment of Mr. Liu Guoyue as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

10,801,879,226 shares, representing approximately 97.420561% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 285,161,627 shares voted against.

	1.4	To consider and approve the re-appointment of Mr. Li Shiqi as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

10,986,101,147 shares, representing approximately 99.082032% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 100,939,706 shares voted against.

	1.5	To consider and approve the re-appointment of Mr. Huang Jian as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

10,986,166,067 shares, representing approximately 99.082617% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 100,874,786 shares voted against.

1.6	To consider and approve the re-appointment of Mr. Fan Xiaxia as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

10,982,978,987 shares, representing approximately 99.053874% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 104,061,866 shares voted against.

1.7	To consider and approve the appointment of Mr. Mi Dabin as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1,006,387,991 shares, representing approximately 99.264996% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 80,652,862 shares voted against.

1.8	To consider and approve the re-appointment of Mr. Guo Hongbo as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

10,959,002,273 shares, representing approximately 98.837631% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 128,038,580 shares voted against.

1.9	To consider and approve the re-appointment of Mr. Xu Zujian as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

10,958,105,033 shares, representing approximately 98.829539% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 128,935,820 shares voted against.

1.10	To consider and approve the appointment of Ms. Li Song as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1,006,386,191 shares, representing approximately 99.264980% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 80,654,662 shares voted against.

1.11	To consider and approve the re-appointment of Mr. Li Zhensheng as the independent non- executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1,055,925,852 shares, representing approximately 99.711771% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 31,115,001 shares voted against.

1.12	To consider and approve the re-appointment of Mr. Qi Yudong as the independent non- executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1,055,993,932 shares, representing approximately 99.712385% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 31,046,921 shares voted against.

	1.13	To consider and approve the re-appointment of Mr. Zhang Shouwen as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1,055,915,212 shares, representing approximately 99.711675% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 31,125,641 shares voted against.

	1.14	Resolution Deleted.

	1.15	To consider and approve the appointment of Mr. Yue Heng as the independent non- executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1,080,780,976 shares, representing approximately 99.935935% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 6,259,877 shares voted against.

	1.16	To consider and approve the service contracts of the Directors.

1,085,369,567 shares, representing approximately 99.977319% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 1,671,286 shares voted against.

	1.17	To consider and approve the appointment of Ms Zhang Lizi as the independent non- executive director of the Eighth Session of the Board of Directors of the Company, with immediate effect.

10,893,876,984 shares, representing approximately 99.950605% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 4,540,109 shares voted against.

2.	To consider and approve the proposal on election of new session of the Supervisory Committee of the Company

	2.1	To consider and approve the appointment of Mr. Ye Xiangdong as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

11,082,061,224 shares, representing approximately 99.947482% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 4,979,629 shares voted against.

	2.2	To consider and approve the appointment of Mr. Mu Xuan as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

11,082,756,256 shares, representing approximately 99.953750% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 4,284,597 shares voted against.

2.3	To consider and approve the re-appointment of Ms. Zhang Mengjiao as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

11,082,152,504 shares, representing approximately 99.948305% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 4,888,349 shares voted against.

2.4	To consider and approve the re-appointment of Mr. Gu Jianguo as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

11,082,879,536 shares, representing approximately 99.954862% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 4,161,317 shares voted against.

2.5	To consider and approve the service contracts of the Supervisors.

11,085,392,407 shares, representing approximately 99.977525% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 1,648,446 shares voted against.

By Order of the Board
Huaneng Power International, Inc
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zhang Lizi
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
19 September 2014

(Stock Code: 902)

LIST OF DIRECTORS AND THEIR ROLE AND FUNCTION

The members of the board of Directors (“Board”) of Huaneng Power International, Inc. are set out below:

Chairman and Executive Director

Cao Peixi

Executive Directors

Liu Guoyue (President)
Fan Xiaxia (Vice-President)

Non-executive Directors

Guo Junming (Vice-chairman)
Li Shiqi Huang Jian Mi Dabin Guo Hongbo Xu Zujian
Li Song

Independent Non-executive Directors

Li Zhensheng Qi  Yudong Zhang Shouwen Yue Heng
Zhang Lizi

There are four Board specialized committees. The table below provides membership information of these committees on which each Board member serves:

Board Committees Director	Strategy Committee	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee
Cao Peixi
Guo Junming
Liu Guoyue	Chairman		Member
Li Shiqi	Member
Huang Jian	Member
Fan Xiaxia	Member			Member
Mi Dabin				Member
Guo Hongbo			Member
Xu Zujian			Member
Li Song				Member
Li Zhensheng	Member	Member	Member	Chairman
Qi Yudong		Member	Chairman	Member
Zhang Shouwen		Member		Member
Yue Heng		Chairman	Member	Member
Zhang Lizi	Member	Member	Member

Beijing, the PRC
19 September 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

	Name:	Du Daming
	Title:	Company Secretary

Date:     September 19, 2014